SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               i-STAT Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.15 per share
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                         (Title of Class of Securities)

                                    450312103
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                                 (CUSIP Number)
                                                     with a copy to:
 Stephen Feinberg                                    Robert G. Minion, Esq.
 450 Park Avenue                                     Lowenstein Sandler PC
 28th Floor                                          65 Livingston Avenue
 New York, New York  10022                           Roseland, New Jersey  07068
 (212) 421-2600                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 16, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450312103
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: United States

________________________________________________________________________________
                                        7) Sole Voting Power:         1,738,702*
     Number of                          ----------------------------------------
     Shares Beneficially                8) Shared Voting Power:
     Owned by                           ----------------------------------------
     Each Reporting                     9) Sole Dispositive Power:    1,738,702*
     Person With                        ----------------------------------------
                                       10) Shared Dispositive Power:
                                       -----------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    1,738,702*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     11.1%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):     IA
________________________________________________________________________________
* Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), is the record holder of 1,738,702 shares of the common stock, par value $.15 per share (the "Common Stock"), of i-STAT Corporation (the "Company") for its own account and for the benefit of various private investment funds described below, which are managed, directly or indirectly, by Stephen Feinberg. Of such shares of the Common Stock, (i) 250,000 shares are held by Cerberus, (ii) 636,627 shares are held by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and (iii) an aggregate of 852,075 shares are held by certain other private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Cerberus, International and the Funds. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.15 per share (the "Common Stock"), of i-STAT Corporation (the "Company"), whose principal executive offices are located at 104 Windsor Center Drive, East Windsor, New Jersey 08520.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and certain other private investment funds (collectively, the "Funds"). Cerberus, International and the Funds (collectively, the "Feinberg Entities") are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the terms of a stock purchase agreement by and between the Cerberus and Agilent Technologies, Inc., Cerberus purchased 1,738,702 shares of the Company's Common Stock on behalf of the Feinberg Entities for an aggregate purchase price of $28,688,583 an transaction pursuant to Rule 144(k). All funds used to purchase the securities of the Company on behalf of the Feinberg Entities came directly from the assets of Cerberus, International and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to herein is for investment purposes on behalf of Cerberus, International and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions being required to be described in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, as of November 5, 1999, 15,711,492 shares of Common Stock were issued and outstanding. As of March 16, 2000, (i) Cerberus is the holder of 250,000 shares of the Common Stock, (ii) International is the holder of 636,627 shares of the Common Stock and (iii) the Funds in the aggregate are the holders of an aggregate of 852,075 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by Cerberus, International and the Funds. Thus, for the purposes of Regulation ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 1,738,702 shares of the Common Stock, or 11.1% of those deemed issued and outstanding pursuant to Regulation ss.240.13d-3.

          During the past sixty days, the only transaction in the Common Stock of the Company by Stephen Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the acquisition of 1,738,702 shares of the Common Stock, at a price of $16.50 per share, in a private transaction pursuant to Rule 144(k), consummated on March 16, 2000, in accordance with the terms of the stock purchase agreement described in Item 3 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          March 20, 2000


                                           /s/ Stephen Feinberg
                                           _____________________________________
                                           Stephen  Feinberg, in his capacity as
                                           the   managing  member   of  Cerberus
                                           Associates,    L.L.C.,   the  general
                                           partner of Cerberus  Partners,  L.P.,
                                           and as the  investment  manager  for
                                           each of  Cerberus International, Ltd.
                                           and the Funds

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).